Exhibit 2

FOR IMMEDIATE RELEASE	18 DECEMBER 2013

WPP PLC (“WPP”)

Millward Brown acquires majority stake in ARMI-Marketing in Russia and Ukraine

WPP announces that its wholly-owned operating company Millward Brown, a global leader in brand, media and communications research, has agreed to acquire a majority stake in ARMI-Marketing in Russia (“ARMI”).

Founded in 1992 and headquartered in Moscow, ARMI is a leading provider of market research services in Russia and Ukraine. Clients include leading multinational and local brands, including two-thirds of Russia’s top 15 advertisers.

ARMI’s consolidated unaudited revenues for the year ended 31 December 2012 were approximately RUB 735 million. The company employs around 200 people.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. With ARMI, WPP companies (including associates) will have revenues of over US$300 million and employ over 2,000 people in Russia. Across the Central and Eastern European markets collectively, WPP companies (including associates) generate revenues of well over US$600 million and employ almost 6,000 people, underlining its leadership position in this important region.

The investment also strengthens the capabilities of Kantar, WPP’s data investment management company. WPP’s data investment management business, with revenues of US$4.5 billion (including associates), is centered around Kantar, the second largest data investment management network in the world after Nielsen. By connecting the diverse talents of its 13 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational consumer insights for the global business community. Its 36,000 people work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insight at every point of the consumer cycle.

Contact:

Feona McEwan, WPP London	+ 44(0) 207 408 2204